Millicom International Cellular S.A.

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

August 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications (Mail Stop 3720)

100 F Street, N.E.

Washington, D.C. 20549-7561

Attn:	Paul Fischer, Staff Attorney

Re:	Millicom International Cellular S.A. Registration Statement on Form F-1 File No. 333-231918

Dear Mr. Fischer:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Millicom International Cellular S.A. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1, File No. 333-231918 (together with all exhibits thereto, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was filed by the Company on June 3, 2019 and declared effective on June 12, 2019. Although the Registration Statement has been declared effective by the Commission, the Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions concerning this matter or require further information, please do not hesitate to contact the Company’s counsel, John B. Meade of Davis Polk & Wardwell LLP, at (212) 450-4077 or john.meade@davispolk.com.

Sincerely,

MILLICOM INTERNATIONAL CELLULAR S.A.

By:	/s/ Salvador Escalon
Name:	Salvador Escalon
Title:	Executive Vice President, General Counsel

CC: John B. Meade, Davis Polk & Wardwell LLP